Exhibit 99.1

Nuance to Acquire Transcend

Accretive Transaction to Accelerate Adoption of Nuance Healthcare Solutions by Small- to Mid-Sized

Hospital Market, Bring Strong Customer Base and Recurring Revenue

BURLINGTON, Mass., March 7, 2012 – Nuance Communications, Inc. (NASDAQ: NUAN) and Transcend Services, Inc. (NASDAQ: TRCR) today announced a definitive agreement for Nuance to acquire Transcend, a leading provider of medical transcription and speech editing services, for approximately $300 million, net, in cash.

With Transcend, Nuance will accelerate access to and expand its customer base within the small- to mid-size hospital market, which comprises approximately 90 percent of hospitals in the U.S. and increasingly demands cost effective, voice-enabled, clinical documentation solutions to achieve Meaningful Use and the transition to ICD-10. With Nuance’s voice-enabled and Clinical Language Understanding technologies and deep electronic health record (EHR) integration, combined with Transcend’s high-quality transcription and editing services, hospitals can make clinical documentation and workflow more productive and cost efficient and extract greater value from clinical information.

“The acquisition of Transcend will expand the delivery of our innovative voice and Clinical Language Understanding solutions especially to small- and mid-size hospitals,” said Janet Dillione, executive vice president and general manager of Nuance’s Healthcare business. “With Transcend, we will drive change and improvement to the way these hospitals capture and leverage clinical information. The acquisition is a natural extension of Nuance’s existing healthcare business, and will strengthen our solution and services portfolio, as well as enhance our profitability.”

Nuance has agreed to acquire Transcend through a cash tender offer of $29.50 per Transcend share, representing an approximately 30 percent premium over Transcend’s 90-day volume weighted average share price. The transaction has been unanimously approved by the board of directors of each company. Based on Transcend’s 11.1 million diluted weighted average shares outstanding as of December 31, 2011, the acquisition is valued at approximately $300 million, net of Transcend’s estimated cash at closing. The transaction is expected to close in the second half of Nuance’s fiscal 2012, subject to regulatory approval and other conditions.

Nuance expects the acquisition in fiscal 2013 to add between $140 million and $150 million in revenue; non-GAAP earnings between $0.08 and $0.09 per share; and, GAAP earnings between $0.02 and $0.03 per share. See “Discussion of Non-GAAP Financial Measures” below for further information.

The addition of Transcend brings many advantages and synergies to:

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Accelerate Growth within the Small- to Mid-Size Hospital Market – Transcend brings operational excellence and customer satisfaction, as well as a leading position with national Group Purchasing Organizations (GPOs) particularly within the small- to mid-size hospital market. Greater access to these organizations will expand the delivery of Nuance’s voice-driven and Clinical Language Understanding solutions in this segment and in turn will contribute growing revenue streams for Nuance’s healthcare business.

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Strengthen Services for Healthcare Organizations – With Transcend, Nuance will gain additional medical transcription and editing capacity for its healthcare offerings. Together, the combined organization will help a broader set of healthcare organizations achieve cost effective, efficient clinical documentation workflow.

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Drive Recurring Revenue and Enhance Profitability – The acquisition of Transcend is a natural extension of Nuance’s existing healthcare business affords a stable, recurring revenue stream from its strong customer base and will enhance profitability within the division.

“Nuance recognized Transcend’s services experience and excellence and saw real benefit in adding Transcend’s employees and management team to its healthcare business,” said Larry G. Gerdes, CEO of Transcend. “Both Nuance and Transcend share a vision to reduce healthcare costs through technology and increased efficiencies. The strength of the combined organization will truly benefit the industry and we look forward to providing Transcend customers access to Nuance’s leading HIT technology.”

Key members of the Transcend management team will play integral roles in strengthening Nuance’s position in the healthcare industry, including Susan McGrogan, Transcend’s president and chief operating officer, and Lance Cornell, Transcend’s chief financial officer.

The tender offer is expected to commence on or before March 20, 2012. The offer will be open for a period of not less than 20 business days from its commencement and will be conditioned upon valid acceptances of the offer in respect of shares representing at least a majority of the outstanding Transcend shares on a fully diluted basis as well as other closing conditions, including receipt of required regulatory approval. The tender offer will be followed by a merger in which each Transcend share not acquired in the tender offer will be converted into the right to receive $29.50 per share in cash, without interest. The transaction will be financed through cash on hand at Nuance.

Transcend Services, Inc.

Transcend Services, Inc. (NASDAQ: TRCR) provides premium quality transcription and clinical documentation services to the healthcare industry. Its services encompass a wide range of solutions - people, products and processes - designed to turn medical dictation into meaningful electronic documents. Transcend provides its clients with exceptional quality, turnaround time and service so that they can focus on what matters most – their patients. For more information, visit www.Transcend.com.

Nuance Healthcare

Nuance Healthcare, a division of Nuance Communications, is the market leader in providing clinical understanding solutions that accurately capture and transform the patient story into meaningful, actionable information. Thousands of hospitals, providers and payers worldwide trust Nuance voice-enabled clinical documentation and analytics solutions to facilitate smarter, more efficient decisions across the healthcare enterprise. These solutions are proven to increase clinician satisfaction and HIT adoption, supporting organizations to achieve Meaningful Use of EHR systems and transform to the accountable care model. Recognized as “Best-in-KLAS” 2004-2011 for Speech Recognition we invite you to learn more, http://www.nuance.com/for-healthcare/index.htm.

Nuance Communications, Inc.

Nuance Communications, Inc. (NASDAQ: NUAN) is a leading provider of voice and language solutions for businesses and consumers around the world. Its technologies, applications and services make the user experience more compelling by transforming the way people interact with devices and systems. Every day, millions of users and thousands of businesses experience Nuance’s proven applications. For more information, please visit www.nuance.com.

CONTACT INFORMATION:

Nuance Communications, Inc.

Media Relations: Holly Spring – holly.spring@nuance.com, (781) 565-4893

Investor Relations: Kevin Faulkner – kevin.faulkner@nuance.com, (781) 565-5000

Transcend Communications, Inc.

Investor Relations: Lance Cornell – lance.cornell@trcr.com, (678) 808-0614

Media Relations: Donna Rhines – donna.rhines@trcr.com, (678) 808-0680

Important Additional Information

This press release (this “Statement”) relates to a planned tender offer by Townsend Merger Corporation (“Purchaser”), a wholly-owned subsidiary of Nuance (“Nuance”), for all shares of outstanding common stock of Transcend (“Transcend”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance, Purchaser and Transcend.

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Transcend. The solicitation and the offer to buy shares of Transcend common stock will be made pursuant to an offer to purchase and related materials that Nuance and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Nuance and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Transcend intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Nuance and Transcend intend to mail these documents to the stockholders of Transcend. These documents will contain important information about the tender offer and stockholders of Transcend are urged to read them carefully when they become available. Investors and stockholders of Transcend will be able to obtain a free copy of these documents (when they become available) and other documents filed by Nuance and Transcend with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to Nuance at Attention: Investor Relations, One Wayside Road, Burlington, MA 01803. Investors and shareholders of Transcend may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Transcend by directing requests to Transcend, Attention: Investor Relations, One Glenlake Parkway, Suite 1325, Atlanta, GA 30328.

Forward Looking Statements

The statements in this press release relating to future plans, results, events or services, including statements regarding the parties ability to close the acquisition and the expected closing date of the acquisition; the anticipated benefits and synergies of the acquisition; anticipated future combined operations, products and services; the impact of the acquisition on Nuance’s financial results, business performance and product offerings; and the expected impact of the acquisition on Nuance’s fiscal 2013 revenue, non-GAAP earnings and GAAP earnings, are forward-looking statements which are based on the current expectations of Nuance and Transcend and are subject to specific risks and uncertainties. There are a number of factors which could cause actual events or results to differ materially from those indicated in such forward looking statements, including those set forth in Nuance and Transcend’s respective quarterly and annual reports that are on file with the SEC and available on Nuance and Transcend’s respective websites. Risks and uncertainties related to the transaction described in this release include: uncertainties as to the timing of the tender offer and the merger, uncertainties as to how many of the Transcend stockholders will tender their stock in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities. In addition, the companies may not be successful in implementing their integration strategies, and the benefits expected to be realized from this transaction may not materialize. The reader is warned not to rely on these forward-looking statements without reservation, since these are simply reflections of the current situation. Nuance and Transcend disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this release.

Trademarks and Product Names

Nuance and the Nuance logo are trademarks or registered trademarks of Nuance Communications, Inc. or its affiliates in the United States and/or other countries. All other company names or product names may be the trademarks of their respective owners.

Discussion of Non-GAAP Financial Measures

Management utilizes a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business, for making operating decisions and for forecasting and planning for future periods. Our annual financial plan is prepared both on a GAAP and non-GAAP basis, and the non-GAAP annual financial plan is approved by our board of directors. Continuous budgeting and forecasting for revenue and expenses are conducted on a consistent non-GAAP basis (in addition to GAAP) and actual results on a non-GAAP basis are assessed against the annual financial plan. The board of directors and management utilize these non-GAAP measures and results (in addition to the GAAP results) to determine our allocation of resources. In addition and as a consequence of the importance of these measures in managing the business, we use non-GAAP measures and results in the evaluation process to establish management’s compensation. For example, our annual bonus program payments are based upon the achievement of consolidated non-GAAP revenue and consolidated non-GAAP earnings per share financial targets. We consider the use of non-GAAP revenue helpful in understanding the performance of our business, as it excludes the purchase accounting impact on acquired deferred revenue and other acquisition-related adjustments to revenue. We also consider the use of non-GAAP earnings per share helpful in assessing the organic performance of the continuing operations of our business. By organic performance we mean performance as if we had owned an acquired business in the same period a year ago. By continuing operations we mean the ongoing results of the business excluding certain unplanned costs. While our management uses these non-GAAP financial measures as a tool to enhance their understanding of certain aspects of our financial performance, our management does not consider these measures to be a substitute for, or superior to, the information provided by GAAP revenue and earnings per share. When evaluating the prospects of a transaction, one factor we consider is the impact on accretion or dilution to our GAAP financial results. Consistent with this approach, we believe that disclosing non-GAAP earnings per share to the readers of our financial statements provides such readers with useful supplemental data that, while not a substitute for accretion of GAAP earnings per share, allows for greater transparency in the review of our financial and operational performance. In assessing the impact of our potential acquisition of Transcend, our management has either included or excluded items in categories, each of which are described below.

Acquisition-Related Costs, Net.

We provide supplementary non-GAAP financial measures, which exclude certain transition, integration and other acquisition-related expense items resulting from acquisitions, to allow more accurate comparisons of the financial results to historical operations, forward-looking guidance and the financial results of less acquisitive peer companies. We consider these types of costs and adjustments, to a great extent, to be unpredictable and dependent on a significant number of factors that are outside of our control. Furthermore, we do not consider these acquisition-related costs and adjustments to be related to the organic continuing operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. In addition, the size, complexity and/or volume of past acquisitions, which often drives the magnitude of acquisition-related costs, may not be indicative of the size, complexity and/or volume of future acquisitions. By excluding acquisition-related costs and adjustments from our non-GAAP measures, management is better able to evaluate our ability to utilize our existing assets and estimate the long-term value that acquired assets will generate for the Company. We believe that providing a supplemental non-GAAP measure which excludes these items allows management and investors to consider the ongoing operations of the business both with, and without, such expenses.

These acquisition-related costs are included in the following categories: (i) transition and integration costs; (ii) professional service fees; and (iii) acquisition-related adjustments. Although these expenses are not recurring with respect to past acquisitions, the Company generally will incur these expenses in connection with any future acquisitions. These categories are further discussed as follows:

(i) Transition and integration costs. Transition and integration costs include retention payments, transitional employee costs, earn-out payments treated as compensation expense, as well as the costs of integration-related services provided by third parties.

(ii) Professional service fees. Professional service fees include third party costs related to the acquisition, and legal and other professional service fees associated with disputes and regulatory matters related to acquired entities.

(iii) Acquisition-related adjustments. Acquisition-related adjustments include adjustments to acquisition-related items that are required to be marked to fair value each reporting period, such as contingent consideration, and other items related to acquisitions for which the measurement period has ended, such as gains or losses on settlements of pre-acquisition contingencies.

Amortization of Acquired Intangible Assets.

We exclude the amortization of acquired intangible assets from non-GAAP expense and income measures. These amounts are inconsistent in amount and frequency and are significantly impacted by the timing and size of acquisitions. Providing a supplemental measure which excludes these charges allows management and investors to evaluate results “as-if” the acquired intangible assets had been developed internally rather than acquired and, therefore, provides a supplemental measure of performance in which our acquired intellectual property is treated in a comparable manner to our internally developed intellectual property. Although we exclude amortization of acquired intangible assets from its non-GAAP expenses, we believe that it is important for investors to understand that such intangible assets contribute to revenue generation. Amortization of intangible assets that relate to past acquisitions will recur in future periods until such intangible assets have been fully amortized. Future acquisitions may result in the amortization of additional intangible assets.

We believe that providing the non-GAAP information to investors, in addition to the GAAP presentation, allows investors to view the financial impact of the acquisition of Transcend in the way management views the financial impact of the acquisition of Transcend. We further believes that providing this information allows investors to not only better understand our financial performance, but more importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.

Financial Table Follows

Nuance Communications, Inc.

Reconciliation of Supplemental Financial Information

Revenue and Accretion of GAAP and non-GAAP Net Income per Share Guidance

(in thousands, except per share amounts)

Unaudited

	Twelve months ended
	September 30, 2013
	Low	High
Revenue	$140,000	$150,000

Accretion of GAAP net income, per share	$0.02	$0.03
Acquisition-related costs, net	0.02	0.02
Amortization of intangible assets	0.04	0.04

Accretion of non-GAAP net income, per share	$0.08	$0.09

Shares used in computing accretion on GAAP and non-GAAP net income per share:
Weighted average common shares: basic	323,000	323,000

Weighted average common shares: diluted	339,000	339,000

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